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                                                                      Exhibit 18

                              [WALBRO LETTERHEAD]

         Walbro Corporation Enters Into Merger Agreement with TI Group

AUBURN HILLS, Michigan -- Walbro Corporation, (NASDAQ: WALB) based in Auburn Hills, Michigan, announced today that it has entered into a definitive merger agreement with TI Group plc, headquartered in London, England, pursuant to which Walbro will become a wholly-owned subsidiary of TI Group. The all-cash transaction of $20.00 per share values Walbro at $570 million and is subject to customary regulatory approvals. The Board of Directors of both companies have unanimously approved the merger agreement and will be effected through a tender offer launched by TI Group.

Walbro is a global leader in the automotive and small engine fuel storage and delivery systems and components business with 1998 sales of $680 million. Walbro has a number of joint ventures with sales of $210 million.

TI Group is a $3.5 billion (sales) global specialized engineering company with four world leader businesses: John Crane (engineered sealing systems), Forsheda (engineered elastomer seals), Bundy (fluid carrying systems) and Dowty (aerospace systems). TI will combine its existing Bundy automotive fuel business with Walbro to create a strong global position in supplying complete automotive fuel storage and delivery systems. Walbro has operations in 15 countries while TI's Bundy business operates in 27 countries.

Sir Christopher Lewinton, Chairman of TI Group, commented, "This attractive acquisition is consistent with the strategy TI Group has followed over a number of years and I am very pleased that, on completion, it will enable TI to form a new TI Automotive Systems group of which Bundy and Walbro will be key businesses. I am confident that the combination of these two businesses within TI Automotive Systems will accelerate growth of this important part of the Group."

The new TI Automotive Systems group will have important positions in three key fluid handling automotive markets for brake, fuel and powertrain systems. The combined revenues of this new group in 1998 would have been approximately $2.0 billion.

On completion of the transaction, Frank Bauchiero, President and CEO of Walbro, will report to Bill Laule, Chief Executive of TI Group in England.

Walbro consists of two businesses: a $530 million automotive fuel storage and delivery systems business and a $150 million fuel systems business for small engines. The $530 million automotive fuel systems business is complementary to TI's existing $375 million Bundy fuel delivery systems business consisting of rigid and flexible lines and quick connectors.

Mr. Bauchiero commented, "We are very pleased that our mutual efforts have resulted in a merger agreement which offers significant benefits to stockholders, customers, employees and joint venture partners, as well as to the communities where we are located. We believe that this
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combination with TI strengthens the global reach of both companies and offers current and potential customers of both businesses an impressive array of products and systems that enjoy strong market positions. Moreover, the respective cultures of both companies are very similar. We believe that merging these talents will have a positive, synergistic effect on the competitiveness of the combined company."

Bill Laule, Chief Executive Officer of TI Group, commented, "I am delighted that we are able to make this recommended offer for Walbro. With the strong strategic fit and sustained investment in new facilities, this acquisition now gives us the opportunity to continue Walbro's strong record of sales growth, enhance its margins and deliver increased profitability and cash generation.
The creation of a uniquely positioned TI Automotive Systems group, capable of supplying a completely integrated fuel storage and delivery system on a global basis, moves the business further up the added value chain. The enlarged market that will now be served by us provides great potential for accelerated growth and ideally positions TI Automotive Systems to enjoy even greater success in the future, and contribute to improved shareholder value."

Walbro Corporation was advised in this transaction by the investment banking firm of Salomon Smith Barney Inc. and the law firm of Katten Muchin & Zavis.

Walbro Corporation is a designer and manufacturer of precision fuel systems and products for automotive and small engine markets. Walbro Corporation has subsidiaries and joint ventures throughout the world, including North and South America, Europe and Asia. Walbro common stock is traded on the Nasdaq National Market under the symbol WALB.